11 Hanover Square
New York, NY 10005

VIA EDGAR

August 19, 2013

Mr. Larry L. Greene
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Responses to Comments on the Registration Statement on Form N-2 of the Dividend and Income Fund (SEC File Nos. 333-189804 and 811-08747)

Dear Mr. Greene:

On behalf of the above-referenced registrant, set forth below are the comments that you provided by letter dated August 1, 2013, to Ms. Fatima Sulaiman of K&L Gates LLP, concerning the Registration Statement on Form N-2 (“Initial Filing”) of the Dividend and Income Fund (“Fund”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2013, and the Fund’s responses thereto.  Your comments are set forth in italics and are followed by the Fund’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Initial Filing.  References to page numbers in the Comment sections below are to pages in the prospectus and statement of additional information (“SAI”) included in the Initial Filing.

The changes to the Fund’s prospectus, as described below, are included in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, filed on August 19, 2013.

GENERAL

Comment 1:  The summary section and other segments of the prospectus disclose that the Fund will invest in derivatives.  Please summarize in this section, and disclose more fully in the prospectus, all material aspects of the derivatives in which the Fund will invest. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).  Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.  Please disclose the limits on the amount of assets the Fund may subject to any one counterparty.

Response 1:  Under the “Investment Objectives and Policies” headings in the summary section of the prospectus and the statutory prospectus, the Fund states that it may engage in the sale of covered call options. The Fund does not presently intend to engage in any other types of derivative transactions as a principal investment strategy.  The Fund believes that the summary section of the prospectus and the statutory prospectus provide adequate disclosure, including risk disclosure, relating to the writing of covered call options.  In this connection, please see “Investment Objectives and Policies” in the summary section of the prospectus and the statutory prospectus; “Other Investment Practices—Sale of Covered Call Options” in the statutory prospectus; and “Risks of Investing in the Fund—Additional Risks of Certain Securities—Sale of Covered Call Options” in the summary section of the prospectus and the statutory prospectus.  The Fund notes that its derivatives disclosure was revised in response to a similar comment received from the staff in 2011.  The Fund believes that such disclosure complies with the observations contained in the letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute.

The references to derivatives in other sections of the prospectus are not intended to introduce additional types of derivatives transactions in which the Fund may engage as a principal investment strategy; therefore, the Fund does not believe that it is necessary to supplement these references with additional disclosure.  (These references to derivatives appear under the “Counterparty Risk” headings in the summary section of the prospectus and the statutory prospectus and under the “Leverage” heading in the statutory prospectus and specifically address (i) the counterparty risk that the Fund may potentially be exposed to in its use of derivatives and (ii) how the Fund may cover its commitments under derivatives.)

In response to your comment, the Fund has revised the disclosure under the “Counterparty Risk” headings in the summary section of the prospectus and the statutory prospectus to state that “[w]hile the Fund does not employ specific creditworthiness standards when selecting counterparties, it seeks to engage in transactions with creditworthy counterparties.”  In addition, the Fund has revised the disclosure in the summary section of the prospectus and the statutory prospectus to state that it “has no limit on the amount of assets it may subject to any one counterparty.”

Comment 2:  The type face of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirm the printed document will comply with the type size requirement in Rule 420.

Response 2:  The Fund confirms that the printed document will comply with the type size requirement in Rule 420.

PROSPECTUS

A.	PROSPECTUS SUMMARY

1. Use of Proceeds

Comment 3:  Disclosure hereunder suggests that there may be a delay in investing the offering proceeds.  If the delay stretches beyond three months, describe the reasons for and consequences of the delay.  See Item 7.2 of Form N-2.  If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?

Response 3:  The Fund has revised the disclosure in the summary section of the prospectus and the statutory prospectus as follows to clarify that the Investment Manager does not anticipate a delay in investing the offering proceeds:

The Fund’s Investment Manager anticipates that ~~investment of~~ the proceeds of the rights offering will ~~occur~~ be fully invested within 90 days of the completion of the rights offering.  ~~To the extent there is any delay in investing the proceeds of the rights offering, the Fund may invest in U.S. government securities, high quality, short term fixed income instruments, and cash or cash equivalents, including money market funds, pending investment of the proceeds.~~

2. Investment Objectives and Policies

Comment 4:  Disclosure under this sub-caption as well as disclosure in the SAI under the sub-caption “Private Investment Companies and Offshore Investment Companies” indicates that the Fund may invest in unregistered funds.  Accordingly, add disclosure to the effect that the Fund will invest less than 15% of its assets in unregistered funds or other pooled investment vehicles.

Response 4:  The Fund respectfully declines to make the proposed change.  The Fund has not historically invested in unregistered funds or other pooled investment vehicles to any material degree (i.e., more than 15% of its assets), nor does it currently intend to invest in such vehicles to any material degree.  However, the Fund is not aware of any limitations on the Fund’s aggregate investments in unregistered funds or other pooled investment vehicles under the Investment Company Act of 1940, as amended, and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives.  To the extent the Fund does so, the Registration Statement will be updated to include additional disclosure describing such investments, the associated risks, and any other pertinent disclosures.  The updated Registration Statement will be filed with the SEC as appropriate at which time the Fund will endeavor to engage in a discussion with the staff regarding such changes.  Of course, to the extent the SEC adopts any rules or regulations, or its staff issues any guidance in this area, the Fund will modify its policies in accordance with such guidance.

3. Investment Strategy

Comment 5:  Disclosure in the first paragraph states that: “no more than 25% of the Fund’s total assets will be invested in any one industry.”  Twenty-five percent is considered concentration.  Please adjust this disclosure consistent with staff policy on this matter.

Response 5:  In response to your comment, the Fund has revised the disclosure in the summary section of the prospectus and the statutory prospectus to state that the Fund will not invest 25% or more of its total assets in any one industry.

Comment 6:  Disclosure in the second paragraph discloses the factors to be considered when debt securities are considered for inclusion in the Fund’s portfolio.  Confirm that the disclosed factors cover the situation covered by the following policy appearing on page 6: “Investment company shares held by the Fund may be deemed by the Investment Manager to be Income Generating Equity Securities, Debt Securities, or otherwise, depending on the income generation, objectives, policies, holdings, or similar criteria of the investment company.”

Response 6:  The above-referenced factors are those that the Investment Manager considers when selecting individual Debt Securities for inclusion in the Fund’s portfolio and do not cover the Fund’s investments in shares of investment companies that invest in debt securities.

4. Use of Leverage

Comment 7:  Disclosure in the second paragraph states that: “The Fund may also enter into transactions other than those noted above that may give rise to other forms of leverage including, among others, derivative transactions, loans of portfolio securities, and when-issued, delayed delivery and forward commitment transactions.” If accurate, clarify that these other forms of leverage are not included in the 50% leverage limit disclosed in this paragraph.

Response 7:  In response to your comment, the Fund has revised the disclosure in the summary section of the prospectus to clarify that the “other forms of leverage” discussed in the second paragraph under “Use of Leverage” are not included in the Fund’s 50% leverage limit.

5. Fees and Expenses

Comment 8:  The fee table is substantially blank, as is certain other financial information elsewhere in the filing.  We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

Response 8:  The Fund takes note of the comment.

Comment 9:  Footnote 4 states that the Fund pays the manager a fee at the rate of 0.95% of the Fund’s managed assets.  That term is defined in the note.  Arguably, this disclosure is based on the management contract.  Nevertheless, if accurate, disclose that managed assets equal net assets.

Response 9:  The Fund respectfully declines to make the proposed change because, as explained in Footnote 4, “managed assets” are not “net assets.”

B.	THE RIGHTS OFFERING

1. Purpose of the Offering

Comment 10:  Reformat the disclosure appearing in all capital letters at the bottom of this page, as well as similar disclosure appearing elsewhere in the filing.  Please use a different means to make the disclosure prominent (e.g., bold).

Response 10:  As requested, the Fund has reformatted the referenced disclosure, as well as similar disclosure appearing elsewhere in the filing, so that it appears in bold face type.

2. Termination of the Offering

Comment 11:  Disclosure hereunder states that: “The Fund may terminate the rights offering at any time and for any reason before the Expiration Date.  If the Fund terminates the rights offering, the Fund will issue a press release announcing such termination and will direct the Subscription Agent to return, without interest, all subscription proceeds received. . .” Disclosure on page 29 indicates that all subscriptions are placed in a segregated interest-bearing account.  Explain to the staff why this policy is appropriate, i.e., the retention of the interest paid on escrowed funds.

Response 11:  The Fund believes that this policy is appropriate because (i) it anticipates that the amount of interest accrued on a per shareholder basis if the rights offering is terminated will be de minimis; (ii) the cost of distributing nominal interest payments to shareholders would likely result in additional expenses to the Fund and its shareholders; and (iii) the policy of retaining interest paid on escrowed funds for the benefit of the registrant is consistent with industry practice.  During the Fund’s 2011 rights offering, approximately 95% of the subscription proceeds were received in the last three business days of the Subscription Period.  Interest on subscriptions received prior to the expiration date of the Fund’s 2011 rights offering would have amounted to approximately $398 on total proceeds of over $43 million, calculated at the Fund’s actual borrowing rate in the month.  Although the Fund does not anticipate that it will terminate the rights offering, it would most likely make this determination early in the Subscription Period as a result of unfavorable market conditions or other factors.  Likewise, the Fund expects that the accrual of interest on any subscription proceeds would be even less than it would be at the end of the Subscription Period after the majority of subscription proceeds have been received.

Further, the Fund anticipates that it would incur additional costs in calculating de minimis interest payments on a per shareholder basis and distributing these payments to street name or individual shareholders in the event that the rights offering is terminated.  These expenses, in addition to any other costs incurred in connection with terminating the rights offering, would be borne by all shareholders of the Fund, not just by those shareholders participating in the rights offering.  As a practical matter, the Fund believes that it is in the best interest of its shareholders for the Fund to use any interest accrued on subscription proceeds to defray the costs of the escrow and other expenses related to terminating the rights offering rather than incurring additional expenses in making nominal interest payments.

Further, it is the Fund’s understanding that the retention of interest paid on escrowed funds for the benefit of the registrant is consistent with industry practice.  The Fund notes that this type of disclosure appears frequently in closed-end fund prospectuses for rights offerings, including the Cornerstone Progressive Return Fund, the Cornerstone Strategic Value Fund, Inc., and the Special Opportunities Fund, Inc.  This disclosure also appeared in the Fund’s Registration Statement in connection with its 2011 rights offering.

C.	INVESTMENT OBJECTIVES, POLICIES, AND STRATEGIES

1. Leverage

Comment 12:  Add an affirmative statement to this discussion based on the percent of Fund assets that may be invested in this manner indicating, if accurate, that the Fund may leverage up to the full statutory limit.

Response 12:  In response to your comment, the Fund has added the following language to the statutory prospectus:

The Fund may utilize leverage to the maximum extent permitted under the 1940 Act.

D.	CALCULATION OF NET ASSET VALUE PER SHARE

Comment 13:  Revise the following sentence by adding the indicated clause: “Securities for which market quotations are not readily available or reliable and other assets may be valued at fair value as determined in good faith by the Investment Manager under the direction of or pursuant to procedures established by the Board.”

Response 13:  In response to your comment, the Fund has made the requested change.

E.	DISTRIBUTION POLICY

Comment 14:  If, under the Fund’s managed distribution policy, distributions are paid based on a schedule, disclose the timing or schedule of the distributions.

Response 14:  In response to your comment, the Fund has made the following revision to the discussion of the Fund’s managed distribution policy:

The Fund currently has a policy of making ~~regular~~ quarterly managed dividend payments or other distributions to its shareholders.

Comment 15:  Disclosure in the second paragraph indicates that if the Fund’s total distributions for the year exceed its net investment income and net realized capital gains, the excess will generally be treated first as ordinary dividend income and then as a “return of capital (tax-free for a shareholder up to the amount of its tax basis in its Shares).” Disclose the significance of such distributions including the tax aspects of a return of capital, the effect on a shareholder’s basis in the Fund and distinguish a return of capital from income or capital gain.

Response 15:  In response to your comment, the Fund has added the following language to the statutory prospectus:

A return of capital represents a return of a shareholder’s original investment in Shares and should not be confused with income or capital gain from this investment.  A return of capital is not taxable, but it reduces a shareholder’s tax basis in its Shares, thus reducing any loss or increasing any gain on the shareholder’s subsequent taxable disposition of the Shares.

FURTHER GENERAL COMMENTS

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933, as amended (“Securities Act”). Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses:  The Fund takes note of the above comments.  The Fund intends to omit certain pricing information (e.g., total number of shares sold, proceeds, etc.) from the prospectus in this Pre-Effective Amendment No. 1 to the Registration Statement in reliance on Rule 430A under the Securities Act.  The Fund is not submitting an exemptive application or no-action request in connection with its Registration Statement.

*           *           *           *           *

The Fund acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact Fatima S. Sulaiman at (202) 778-9082.  Thank you for your attention to this matter.

Sincerely,

                          /s/ John F. Ramírez, Esq.

cc:           Thomas B. Winmill, Esq.
Thomas O’Malley
R. Darrell Mounts, Esq.
Fatima S. Sulaiman, Esq.